UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the period ended  December 25, 2009.

☐	Transition Report on Form 10-K.
☐	Transition Report on Form 20-F.
☐	Transition Report on Form 11-K.
☐	Transition Report on Form 10-Q.
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

COMMAND CENTER, INC.
Full Name of Registrant

000-53088
SEC File Number

3773 West Fifth Avenue
 Post Falls, Idaho 83854
 (Address of principal executive offices, including zip code.)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,11-K, 20-F, 10-Q and Form 10-QSB,  N-SAR, or other transition  report or portion thereof, could not be filed within the prescribed period.

Due to a reduction in accounting staff, the Registrant: (1) was unable to obtain the information necessary to prepare and complete the Company's audited financial statements for the period ended December 25, 2009; and (2) could not complete  a review of financial statements by the Company's independent registered public accounting firm.  As a result, the Company is unable to file its annual report on Form 10-K for the period ended December 25, 2009 within the prescribed time period without unreasonable effort or expense. This Company will be able to file its Form 10-K within the 15 calendar day period described in Part II(b) above. . Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its  Annual Report.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Ronald L. Junck
(208) 773-7450

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports.

Form 10-Q for period ended 9/25/2009

Yes           ☐           No           ☒

3.
Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes           ☐           No           ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Command Center, Inc.  has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 24th day of  March, 2010.

COMMAND CENTER, INC.
(the Registrant)

BY:	Ronald L. Junck
Ronald L. Junck
Executive Vice President, Secretary